KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Expenses:	
General and administrative expenses	$ 11,855
Net (loss)	(11,855)

The accompanying notes are an integral part of these financial statements.